Fortuna Reports 2011 Year End Results

Vancouver, March 23, 2012: Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI) is pleased to announce it has filed its audited financial statements and MD&A for 2011. The full documents are available on SEDAR and have also been posted on the Company's website at www.fortunasilver.com.

2011 Financial Statements and MD&A Highlights:

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Net income of US$19.53 million, compared to US$16.00 million in 2010; increase of 22%

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Earnings per share of  US$0.16, compared to US$0.15 in 2010; increase of 7%

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Sales of US$110.00 million compared to US$74.06 million in 2010; increase of 49%

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Net cash from operating activities of US$35.51 million, compared to US$21.73 million in 2010;  increase of  63%

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The Company’s cash position (including short term investments) and working capital as at year end were US$55.73 million and US$63.90 million respectively

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Record silver production: 2,486,655 ounces, up 30% over 2010 (only includes commercial production)

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Silver accounted for 65% of revenue

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Cash cost per silver ounce, net of by-product credits, was US$0.37

Financial Results

Expressed in US$000's	Year ended December 31, 2011	Year ended December 31, 2010
Sales	110,004	74,056
Operating income	38,065	27,728
Net Income (loss)	19,533	16,003
Cash flow from operations	35,508	21,713
Cash cost per Ag oz net of by-product credits (US$/oz)	0.37	(5.99)

During the year ended December 31, 2011 the Company generated net income of US$19.53 million (2010: US$16.00 million) on operating income of US$38.07 million (2010: US$27.73 million).  The increase in net income is mainly attributable to higher mine operating income of US$60.97 million (2010: US$39.21 million) driven by higher sales at Caylloma and the contribution of the San Jose mine, offset by higher selling, general and administrative expenses of US$19.84 million (2010: US$10.98 million), income taxes of US$18.80 million (2010: US$11.51 million), impairment of mineral properties, property, plant and equipment of US$1.89 million (2010: $nil), exploration and evaluation costs of US$1.72 million (2010: US$0.55 million), and lower gain on commodity contracts of US$0.48 million (2010: US$0.74 million).

Operating Results

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2011	2010	2011	2010
Consolidated Metal Production	Consolidated	Consolidated	Consolidated	Consolidated
Silver (Oz)*	913,803	481,802	2,486,655	1,906,423
Gold (Oz)*	4,153	1,822	6,843	2,556
Lead (000's lb)	4,396	5,338	19,678	21,373
Zinc (000's lb)	5,688	6,158	23,425	26,137
Copper (000's lb)	0	987	36	4,596

* Caylloma: Silver in lead and copper concentrates; San Jose: Silver in silver-gold concentrates from commercial production

The Company’s silver production in Q4 of 2011 was 90% higher than Q4 2010 as a result of higher silver production from Caylloma of 11% and the contribution from San Jose for its first full quarter under commercial operations.

The Company’s silver production in 2011 was 30% higher than in 2010 as a result of higher silver production from Caylloma of 5% and the contribution from San Jose for the second half of the year.

Consolidated Production Highlights for Q4 2011:

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Silver production of 913,803 ounces; 90% increase over Q4 2010

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Gold production of 4,153 ounces; 128% increase over Q4 2010

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Lead production of 4,396 (000’s) pounds; 18% decrease over Q4 2010

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Zinc production of 5,688 (000’s) pounds; 8% decrease over Q4 2010

Consolidated Production Highlights for 2011:

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Silver production of 2.49 million ounces; 30% increase over 2010

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Gold production of 6,843 ounces; 168% increase over 2010

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Lead production of 19,678,000 pounds; 8% decrease over 2010

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Zinc production of 23,425,000 pounds; 10% decrease over 2010

Caylloma Mine Fatal Accident Report

It is with great sorrow the Company informs that on February 26, 2012 a fatal accident claimed the life of driller Mr. Sixto Chambilla Apaza and injured his supervisor Mr. Felix Larota Puma, both working for the Company’s mine contractor operating the Animas vein on Level 12 of the Caylloma mine. Upon knowledge of the tragic accident, all mine operations were stopped immediately resuming on February 28.

Fortuna’s senior operations management team traveled to the mine site the same day of the accident to launch a corporate investigation. Findings indicate the crew of contractors suffered a premature detonation on a round of rib and ditch blast.  Levels of responsibility and breaches of safety regulations and procedures that led to the accident have been identified as a result of the investigation.  Fortuna is implementing corrective actions across the organization to make certain additional safeguards are set in place against violations of safety regulations and procedures.

The Company is working closely with the contractor to ensure that both grieving families receive all possible emotional, moral and financial support. Fortunately, Felix Larota is in a stable condition and recovering in a hospital in Arequipa.

Jorge Ganoza, President and CEO, commented: “This tragic incident which resulted in the death of Mr. Chambilla is mourned by the entire Company. The accident occurred despite the various systems set in place to safeguard against breaches in safety protocols and procedures.   As President, CEO and Director of Fortuna, I can assure that the organization is truly committed to our core safety principle - we do not tolerate unsafe acts or work conditions – in order to preserve the well-being, health and safety of our workers.  This is my most sincere commitment and that of the entire Fortuna family.”

Conference Call to Review 2011 Year-End Financial Results

The Company will hold a conference call to discuss the 2011 year-end financial results and comment on recents events at our Caylloma mine in Peru on Tuesday, March 27, 2012 at 9:00 a.m. Pacific / 11:00 a.m. Lima / 12:00 noon Eastern.  Hosting the call will be Jorge Ganoza, President and CEO and Luis Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=167811 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Tuesday, March 27, 2012

Time: 9:00 a.m. PST / 11:00 a.m. Lima / 12:00 noon EST

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

Account #: 286

Conference ID #: 391125

Playback of the webcast will be available until June 28, 2012.  Playback of the conference call will be available until 11:59 p.m. EST on April 10, 2012.  In addition, the call will be archived in the Company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Except as required by law, Fortuna does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events.